SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  For the Fiscal Year Ended December 31, 1997

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               For the transition period from              to
                                              ------------    ------------

                         ------------------------------
                         COMMISSION FILE NUMBER  1-7534
                         ------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       NETWORK SYSTEMS CORPORATION SAVINGS
                            AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                STORAGE TECHNOLOGY CORPORATION
                                    2270 South 88th Street
                                Louisville, Colorado 80028-4309

                 NETWORK SYSTEMS CORPORATION
                 ---------------------------
               SAVINGS AND STOCK OWNERSHIP PLAN
               --------------------------------
                     FINANCIAL STATEMENTS
                     --------------------
                  AND ADDITIONAL INFORMATION
                  --------------------------
                  DECEMBER 31, 1997 AND 1996
                  --------------------------

                          NETWORK SYSTEMS CORPORATION
                          ---------------------------
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
                              FINANCIAL STATEMENTS
                              --------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

                               TABLE OF CONTENTS
                               ------------------

                                                                                                  Page
                                                                                                  ----
Financial Statements:

  Report of Independent Accountants                                                                 1

  Statement of Net Assets Available for Benefits, with Fund Information                           2 - 3

  Statement of Changes in Net Assets Available for Benefits, with Fund Information                4 - 5

Notes to Financial Statements                                                                    6 - 12

Additional Information:*

Schedule I - Item 27a Form 5500 - Schedule of Assets Held for Investment Purposes                  13

Schedule II - Item 27b Form 5500 - Schedule of Loans or Fixed Income Obligations in
  Default                                                                                        14 - 15

Schedule III - Item 27d Form 5500 - Schedule of Reportable Transactions                          16 - 17













* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have not been presented because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


To the Participants and Administrator of the Network Systems Corporation
  Savings and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statements of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Network Systems Corporation Savings and Stock Ownership Plan (the Plan) at December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Board of Directors of Network Systems Corporation, the Plan's sponsor, approved the termination of the Plan effective December 31, 1995. In accordance with generally accepted accounting principles, the Plan used the liquidation basis of accounting in presenting the 1997 and 1996 financial statements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
Denver, Colorado
June 18, 1998

                          NETWORK SYSTEMS CORPORATION
                          ---------------------------
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
     ---------------------------------------------------------------------
                               DECEMBER 31, 1997
                                ----------------

                                                                           Fund Information
                                       --------------------------------------------------------------------------------------------

                                                                                   IAI
                                         Blended                 Fidelity        Regional
                                        Rate Fund                  Fund            Fund              Loan Fund             Total
                                      -------------           ------------       --------            ---------           ----------
Receivables:
  Employees' loan repayments             $    1,753          $        34       $       23            $ (1,810)          $         0
  Accrued interest                              557                1,098              225                  37                 1,917
                                          ---------           ----------        ---------             -------            ----------
      Total receivables                       2,310                1,132              248              (1,773)                1,917

Due from (to) other funds                        16                   (5)             (11)                                        0

Investments (Note 3)                      7,097,274           19,409,170        5,149,611             598,968            32,255,023
                                          ---------           ----------        ---------             -------            ----------
Net assets available for  plan
 benefits                                $7,099,600          $19,410,297       $5,149,848            $597,195           $32,256,940
                                          =========           ==========        =========             =======            ==========







                         The accompanying notes are an
                  integral part of these financial statements.

                          NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
     ---------------------------------------------------------------------
                               DECEMBER 31, 1996
                                ----------------

                                                                           Fund Information
                                       --------------------------------------------------------------------------------------------
                                        Network                                            IAI
                                        Systems            Blended         Fidelity      Regional
                                         Stock            Rate Fund          Fund          Fund          Loan Fund         Total
                                      -------------      ------------      --------      ---------      ----------     ------------
Receivables:
  Employees' loan repayments                            $     12,548       $  9,558      $    2,533      $ (24,596)     $        43
  Accrued interest                   $         43             15,202              6               8             56           15,315
                                       ----------        -----------       --------      ----------       --------       ----------
      Total receivables                        43             27,750          9,564           2,541        (24,540)          15,358

Due from (to) other funds                   5,295              3,460         (3,737)         (5,018)                              0

Investments (Note 3)                      999,809          9,233,137     13,881,841       4,776,727        738,551       29,630,065
                                        ---------          ---------     ----------       ---------        -------       ----------
Net assets available for  plan
 benefits                              $1,005,147         $9,264,347    $13,887,668      $4,774,250       $714,011      $29,645,423
                                        =========          =========     ==========       =========        =======       ==========





                         The accompanying notes are an
                  integral part of these financial statements.

                          NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------
                               DECEMBER 31, 1997
                                ----------------

                                                                           Fund Information
                                       ---------------------------------------------------------------------------
                                                                              First Trust
                                       ---------------------------------------------------------------------------
                                        Network                                            IAI
                                        Systems            Blended         Fidelity      Regional
                                       Stock Fund         Rate Fund          Fund          Fund          Loan Fund         Total
                                      -------------      ------------      --------      ---------      ----------     ------------
Investment income:
 Net realized and unrealized appreciation
  (depreciation) in fair value of
  investments                           $   (26,001)      $   326,723    $ 3,136,132    $  257,336                     $ 3,694,190
 Interest and dividend income                 1,797           162,062      1,676,049       581,236                       2,421,144
 Loan repayment interest                                       16,188         15,933         4,140       $   2,128          38,389
                                         ----------        ----------     ----------     ---------        --------      ----------
                                            (24,204)          504,973      4,828,114       842,712           2,128       6,153,723

Withdrawals by participants                (158,729)       (1,186,824)    (1,654,903)     (527,500)        (14,250)     (3,542,206)

Transfers:
 Between funds                             (822,214)       (1,545,577)     2,321,311        46,480                               0
 New loans                                                    (60,722)       (64,121)      (12,934)        137,777               0
 Loan principal repayments                                    123,403         92,228        26,840        (242,471)              0
                                         ----------        ----------     ----------     ---------        --------       ---------
                                           (822,214)       (1,482,896)     2,349,418        60,386         104,694               0

Net increases (decreases)                (1,005,147)       (2,164,747)     5,522,629       375,598        (116,816)      2,611,517
Net assets at beginning of year           1,005,147         9,264,347     13,887,668     4,774,250         714,011      29,645,423
                                         ----------        ----------     ----------     ---------        --------      ----------
Net assets at end of year               $         0       $ 7,099,600    $19,410,297    $5,149,848       $ 597,195     $32,256,940
                                         ==========        ==========     ==========     =========        ========      ==========



   The accompanying notes are an integral part of these financial statements.
                                       -4-

                          NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------
                               DECEMBER 31, 1996
                                ----------------


                                                                           Fund Information
                                       ---------------------------------------------------------------------------
                                                                              First Trust
                                       ---------------------------------------------------------------------------
                                        Network                                            IAI
                                        Systems            Blended         Fidelity      Regional
                                       Stock Fund         Rate Fund          Fund          Fund          Loan Fund         Total
                                      -------------      ------------      --------      ---------      ----------     ------------
Investment income:
 Net realized and unrealized appreciation
  (depreciation) in fair value of
  investments                            $  576,871      $    343,226   $ 1,133,953    $   (92,506)                    $ 1,961,544
 Interest and dividend income                 1,309           348,869     1,165,576        732,337                       2,248,091
 Loan repayment interest                                       25,619        20,818          7,374      $      872          54,683
                                          ---------       -----------    ----------     ----------       ---------      ----------
                                            578,180           717,714     2,320,347        647,205             872       4,264,318

Contributions (Refunds):
 By participants                                              (5,278)        (2,392)        3,437                           (4,233)

Withdrawals by participants                 (66,614)      (2,942,684)    (2,056,186)     (713,849)        (54,354)      (5,833,687)

Transfers:
 Between funds                             (270,953)      (3,495,207)     2,982,381       783,779                                0
 New loans                                                  (170,356)      (108,308)      (24,036)        302,700                0
 Loan principal repayments                                   138,002        101,491        38,532        (278,025)               0
                                          ---------       ----------     ----------     ---------        --------       ----------
                                           (270,953)      (3,527,561)     2,975,564       798,275          24,675                0

Net increases (decreases)                   240,613       (5,757,809)     3,237,333       735,068         (28,807)      (1,573,602)
Net assets at beginning of year             764,534       15,022,156     10,650,335     4,039,182         742,818       31,219,025
                                          ---------       ----------     ----------     ---------        --------       ----------

Net assets at end of year                $1,005,147      $ 9,264,347    $13,887,668    $4,774,250       $ 714,011      $29,645,423
                                          =========       ==========     ==========     =========        ========       ==========


   The accompanying notes are an integral part of these financial statements.

                          NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         ------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


NOTE 1 - DESCRIPTION OF PLAN

General
-------

The Network Systems Corporation Savings and Stock Ownership Plan (the Plan) is a defined contribution plan to which, prior to 1996, eligible employees of Network Systems Corporation (the Company or NSC) could elect to contribute stated percentages of their compensation. Participation by eligible employees was voluntary. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan agreement for more complete information.

On March 7, 1995, NSC was acquired by Storage Technology Corporation (StorageTek). Effective December 1995, the Plan is administered by StorageTek's Profit-Sharing Committee which consists of at least three persons who are appointed by the Board of Directors of StorageTek.

Plan Termination
----------------

In connection with the Company's merger with StorageTek, the Board of Directors of NSC approved the termination of the Plan effective December 31, 1995. Pursuant to the terms of the Plan, all participants as of December 31, 1995, were fully vested in their account balances. On March 20, 1998, the Plan received a favorable determination letter from the Internal Revenue Service approving the termination of the Plan. The transfer of all remaining Plan assets to the StorageTek Profit-Sharing and Thrift Plan and termination of the Plan is expected to occur in 1998.

Contributions
-------------

In connection with the merger and termination of the Plan in 1995, no employee or Company matching contributions were made in 1997 or 1996.

Investment Fund Options
-----------------------

The Plan offers the following investment options:

 . In connection with the Company's merger with StorageTek, each outstanding share of NSC common stock was converted into .2618 shares of StorageTek common stock. As a result all shares of NSC stock held by the Network Systems Stock Fund were converted into StorageTek common stock and investments in the First American Prime Obligations Fund. In 1994, the Plan was amended so that no additional contributions or investment fund transfers could be made to the Network Systems Stock Fund.

  Effective September 30, 1997, the Network Systems Stock Fund was eliminated from the Plan as an investment option. All amounts invested in the Network Systems Stock Fund on

  September 30, 1997 were sold and reinvested in the other investment options as directed by the participants or pro-rata, based upon previous participant election percentages.

 . Contributions to the Blended Rate Fund are invested in a pooled fund with a single blended interest rate. The single blended interest rate is determined quarterly based on the combined earnings of the underlying investments. The underlying investments consist primarily of insurance investment contracts that generally provide a fixed interest rate for a period up to five years and investments in the First Stable Value Fund, a First Trust collective fund. The investment objective of the First Stable Value Fund is to provide stable income relative to current interest rates. The Fund invests primarily in high-quality fixed interest rate contracts issued by insurance companies and banks. As of December 31, 1997, the Blended Rate Fund has investments only in the First Stable Value Fund.

 . The Fidelity Fund is a no-load fund managed by Fidelity Management Trust
  Company. The Fidelity Fund seeks long-term capital growth by investing primarily in common stock and securities convertible into common stock. The Fidelity Fund may invest some of its assets in debt securities. The percentage of assets invested in any one type of debt or equity security may vary.

 . The IAI Regional Fund is a no-load fund managed by Investment Advisors, Inc.
  The investment objective of the IAI Regional Fund is capital appreciation with at least 80% of its equity investments in companies headquartered in Minnesota, Illinois, Wisconsin, Iowa, Nebraska, Montana, North Dakota, and South Dakota. The IAI Regional Fund may invest a portion of its assets in short-term cash equivalents on a temporary basis.

Investment Fund Transfers
-------------------------

Effective September, 1996, participants may direct the Plan Administrator to transfer all or a portion of their current account balances from one investment fund to other investment funds in five percent increments on a quarterly basis. Prior to September, 1996, such transfers could be made twice a year.

Loans to Participants
---------------------

Participants may borrow from their pretax savings contribution accounts. Loans may not be less than $1,000 or greater than $50,000. In addition, loans may not exceed one-half of the participant's pretax savings contribution account as of the most recent quarter-end valuation. Participants are required to execute a promissory note and security agreement giving the Plan a valid first lien against one-half of the participant's title to their pretax savings contribution account. Promissory notes provide for a repayment of principal and interest in equal pay period installments over a period up to five years. Interest is based on the local bank prime or reference rate and is fixed for the duration of the loan.

The portion of a participant's account that was invested in the Network Systems Stock Fund was not available for withdrawal or loan during the employment of the participant. The restrictions did not apply to distributions by the Network Systems Stock Fund on termination of employment.

Loans made to participants are treated as a separate, segregated investment of the participant. Accordingly, at the time the loan transaction is consummated, the participant's allocated share of pretax savings contribution account is reduced on a pro rata basis by the principal amount of the loan. Repayments of principal and payments of interest are credited to the investment funds in which the participant's pretax savings contribution account is invested in the same proportions specified by the participant in his most recently filed investment direction.

Withdrawal by Participants
--------------------------

Distribution may be made upon the occurrence of any of the following:

    1.    Termination of employment at or after attainment of age 65;
    2. Termination of employment prior to attainment of age 65 when occasioned by permanent or total disability;
    3.    Death;
    4.    Financial Hardship (as defined); or
    5.    Any other termination of employment.

Vesting and Forfeitures
-----------------------

Upon termination of employment, except for retirement, disability or death, the participant's account and any related vested Company contributions become payable to the participant. Pursuant to the terms of the Plan, all participants became fully vested in the balance of Company contributions when the Plan was effectively terminated (i.e. December 31, 1995). Therefore, there were no forfeitures of nonvested accounts during 1997 or 1996.

In 1996, the Company determined that certain participants who had requested to withdraw from the Plan at the end of 1995 and received distribution payments during 1996, were owed additional amounts with respect to vested Company contributions. Such amounts, aggregating $19,386, were distributed to the applicable former participants in 1997 and are reflected within the reconciliation of the financial statements to the Form 5500 in Note 5.

Administrative Costs
--------------------

Administrative expenses are paid by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Method of Accounting
--------------------

The 1997 and 1996 Plan financial statements are prepared on a liquidation basis of accounting, as the Board of Directors has approved the termination of the Plan. On a liquidation basis, net assets available for benefits are reflected at their liquidation value. Employees' contributions are recorded when received by the Company, and employer contributions are recorded when authorized by the Company. Investment income is recorded when earned. Expenses are recorded when obligations are incurred.

Cash equivalents are short-term, highly liquid investments that are both readily convertible to cash and have maturities of three months or less at the time of acquisition.

Investment Valuation
--------------------

Investments in common stock of StorageTek are valued at the closing sales price on the last business day of the year based on the NYSE composite closing quotation. In connection with the merger with StorageTek, NSC redeemed from its stockholders all of the rights outstanding under its Amended and Restated Rights Agreement at a redemption price of $0.05 per right.

Investments in the Blended Rate Fund are valued as of the last business day of the year at cost plus reinvested interest for group annuity contracts with insurance companies and at net asset value for investments in the First Stable Value Fund.

Investments in the Fidelity Fund and the IAI Regional Fund are valued at the net asset value of the applicable fund on the last business day of the year.

Investments in the Loan Fund are valued at the amount of the participant loan net of principal repayments.

Investments in the participant's account are valued upon withdrawal as of the end of the quarter which next follows by at least 30 days the date on which the Administrator receives a withdrawal application from the participant. Investments in the participant's account are valued upon distribution as of the end of the quarter which coincides with or last precedes that date of distribution.

Loans to participants and investment values as reported in the financial statements approximate liquidation value.

Investment Transactions
-----------------------

Purchases and sales of securities are reflected on a trade date basis (the date the order to buy or sell is executed).

NOTE 3 - INVESTMENTS
--------------------

The following tables present the fair values of investments:

                                                             Balance (Shares or                                 Value at
                                                            Face Amount) Held at                              December 31,
          Name of Issuers and Title of Issuers                December 31, 1997              Cost                 1997
----------------------------------------------------        --------------------          ------------       --------------
FIRST TRUST

First Stable Value Fund, a First Trust collective fund             299,838 shares          $ 5,056,131          $ 5,744,170
First American Prime Obligations Fund (Cash equivalent)                     4,544                4,544                4,544
Cash Balance                                                            1,348,560            1,348,560            1,348,560
                                                                                            ----------           ----------
     Total Blended Rate Fund                                                                 6,409,235            7,097,274
                                                                                            ----------           ----------

Fidelity Fund                                                      650,953 shares           14,606,889           19,404,931
First American Prime Obligations Fund                                       4,239                4,239                4,239
                                                                                            ----------           ----------
     Total Fidelity Fund                                                                    14,611,128           19,409,170
                                                                                            ----------           ----------

IAI Regional Fund                                                  210,666 shares            4,810,964            5,148,678
First American Prime Obligations Fund                                         933                  933                  933
                                                                                            ----------           ----------
     Total IAI Regional Fund                                                                 4,811,897            5,149,611
                                                                                            ----------           ----------

Investments in loans to employee participants                             597,210              597,210              597,210
First American Prime Obligations Fund                                       1,758                1,758                1,758
                                                                                            ----------           ----------
     Total Loan Fund                                                                           598,968              598,968
                                                                                            ----------           ----------

     Total investments                                                                     $26,431,228          $32,255,023
                                                                                            ==========           ==========


----------------------------

                                                        Balance (Shares or                                Value at
                                                       Face Amount) Held at                             December 31,
        Name of Issuers and Title of Issuers             December 31, 1996             Cost                 1996
-----------------------------------------------       -----------------------       ------------       ----------------
FIRST TRUST

Storage Technology Corporation common stock                    20,670 shares        $     803,288        $     989,576
First American Prime Obligations Fund                                 10,233               10,233               10,233
                                                                                     ------------         ------------
     Total Network Systems Stock Fund                                                     813,521              999,809
                                                                                     ------------         ------------

Metropolitan Life Insurance Company Group Annuity
 Contract (Maturity 12/31/97, Interest 6.66%)                      1,422,355            1,422,355            1,422,355
Protective Life Insurance Company Group Annuity
 Contract (Maturity 6/30/97, Interest 6.7%)                        1,297,271            1,297,271            1,297,271
First Stable Value Fund, a First Trust collective             310,372 shares            4,997,697            5,616,311
 fund
First American Prime Obligations Fund                                897,200              897,200              897,200
                                                                                     ------------         ------------
     Total Blended Rate Fund                                                            8,614,523            9,233,137
                                                                                     ------------         ------------

                                                                                     ------------         ------------
Fidelity Fund                                                 562,018 shares           11,683,433           13,881,841
                                                                                     ------------         ------------

                                                                                     ------------         ------------
IAI Regional Fund                                             205,982 shares            4,598,942            4,776,727
                                                                                     ------------         ------------

Investments in loans to employee participants                        714,012              714,012              714,012
First American Prime Obligations Fund                                 24,539               24,539               24,539
                                                                                     ------------         ------------
     Total Loan Fund                                                                      738,551              738,551
                                                                                     ------------         ------------

     Total investments                                                                $26,448,970          $29,630,065
                                                                                     ============         ============


NOTE 4 - TAX STATUS
-------------------

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 1995 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code of ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan filed Form 5310, Application for Determination for Terminating Plan, dated April 22, 1997 with the Internal Revenue Service. On March 20, 1998, the Internal Revenue Service determined that the termination of the Plan does not adversely affect its qualification for federal tax purposes. The transfer of all remaining Plan assets to the StorageTek Profit-Sharing and Thrift Plan and termination of the Plan is expected to occur in 1998.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
------------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                               December 31,
                                                                    -----------------------------------
                                                                         1997                 1996
                                                                    ---------------      --------------
Net assets available for benefits per the financial statements        $ 32,256,940         $ 29,645,423
Amounts allocated to withdrawing participants                             (832,687)            (644,393)
                                                                       -----------           ----------
Net assets available for benefits per the Form 5500                   $ 31,424,253         $ 29,001,030
                                                                       ===========          ===========

Amounts allocated to withdrawing participants by fund option is as follows:

                                                                               December 31,
                                                                    -----------------------------------
                                                                         1997                 1996
                                                                    ---------------      --------------
Network Systems Stock Fund                                                                $      58,384
Blended Rate (Guaranteed Interest) Fund                               $    148,758              211,007
Fidelity Fund                                                              537,519              229,693
IAI Regional Fund                                                          140,673              138,245
Loan Fund                                                                    5,737                7,064
                                                                       -----------         ------------
                                                                      $    832,687        $     644,393
                                                                       ===========         ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          Year Ended December 31,
                                                                    -----------------------------------
                                                                         1997                 1996
                                                                    ---------------      --------------
Benefits paid to participants per the financial statements             $ 3,542,206          $ 5,833,687
Add:  Amounts allocated to withdrawing participants in current
 year                                                                      832,687              644,393
Less:  Amounts allocated to withdrawing participants in prior
 years                                                                    (644,393)          (1,755,852)
                                                                        ----------           ----------
Benefits paid to participants per the Form 5500                        $ 3,730,500          $ 4,722,228
                                                                        ==========           ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                                                                      SCHEDULE I
                                                                      ----------

                          NETWORK SYSTEMS CORPORATION
                          ---------------------------
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
      ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      --------------------------------------------------------------------
                               DECEMBER 31, 1997
                                ----------------

                                                          Balance (Shares or                                Value at
                                                         Face Amount) Held at                             December 31,
         Name of Issuers and Title of Issuers             December 31, 1997              Cost                 1997
-------------------------------------------------       -----------------------      ------------       --------------
FIRST TRUST

First Stable Value Fund, a First Trust collective fund*       299,838 shares          $ 5,056,131          $ 5,744,170
First American Prime Obligations Fund*                                 4,544                4,544                4,544
Cash Balance                                                       1,348,560            1,348,560            1,348,560
                                                                                       ----------           ----------
     Total Blended Rate Fund                                                            6,409,235            7,097,274
                                                                                       ----------           ----------

Fidelity Fund                                                 650,953 shares           14,606,889           19,404,931
First American Prime Obligations Fund*                                 4,239                4,239                4,239
                                                                                       ----------           ----------
     Total Fidelity Fund                                                               14,611,128           19,409,170
                                                                                       ----------           ----------

IAI Regional Fund                                             210,666 shares            4,810,964            5,148,678
First American Prime Obligations Fund*                                   933                  933                  933
                                                                                       ----------           ----------
     Total IAI Regional Fund                                                            4,811,897            5,149,611
                                                                                       ----------           ----------


Investments in loans to employee participants                        597,210              597,210              597,210
First American Prime Obligations Fund*                                 1,758                1,758                1,758
                                                                                       ----------           ----------
     Total Loan Fund                                                                      598,968              598,968
                                                                                       ----------           ----------

     Total investments                                                                $26,431,228          $32,255,023
                                                                                       ==========           ==========


------------------------------------------------------------------
*  Party-in-interest, because an affiliate is trustee of the Plan.

                                                                     SCHEDULE II
                                                                      ----------
                                                                    Page 1 of  2

                          NETWORK SYSTEMS CORPORATION
                          ---------------------------
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
 ITEM 27b FORM 5500 - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
-----------------------------------------------------------------------------
                          YEAR ENDED DECEMBER 31, 1997
                          ----------------------------

                                                             Amount Received
                                           Original       During Reporting Year       Unpaid
 Party in   Identity and Address            Amount       ----------------------     Balance at
 Interest       of Obligor                 of Loan       Principal    Interest     End of Year
----------------------------------------------------------------------------------------------
    No    Saturnina Mayo                   $  767.82    $        0   $       0       $  767.82
          6206 Thomas Ave.
          Newark, CA 94560

    No    Joeseph O'Donnell                 3,228.31             0           0        1,288.97
          36859-A Neward Blvd.
          Newark, CA 19061

    No    Lisa M. O'Halloran                2,300.00        429.87      101.38          972.10
          12200 Marion Lane W #5308
          Minnetonka, MN 55305

    No    Lisa Olsen                        7,000.00      1,255.64      338.28        4,567.27
          2337 Lake Elmo Ave. N
          Lake Elmo, MN 55042

    No    Anne M. Salsman                    5,000.00       240.96      146.31        3,849.92
          104 Heights Rd., E.
          St. Michael, MN 55367

    No    Alan Sulik                         2,600.00       532.88       38.71           44.41
          262 Green Street
          Souderton, PA 18964

                                             Detailed Description of Loan (1)
                                        -------------------------------------------             Amount Overdue
            Identity and Address          Origination      Interest        Maturity         ----------------------
                of 0bligor                    Date           Rate            Date           Principal     Interest
------------------------------------------------------------------------------------------------------------------
          Saturnina Mayo                    July 1993         6.50%       July 1994        $   767.82           --

          Joeseph O'Donnell               January 1992       10.00%      October 1995        1,288.97           --

          Lisa M. O'Halloran             September 1994       7.25%      August 1999           127.50           --

          Lisa Olsen                        June 1994         6.75%        May 1999          2,772.00           --

          Anne M. Salsman                 November 1995       8.75%       October 2000         956.80           --

          Alan S. Sulik                   January 1993        6.00%       November 1997         44.41           --


                                                                     SCHEDULE II
                                                                      ----------
                                                                    Page 2 of  2

                          NETWORK SYSTEMS CORPORATION
                          ---------------------------
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
 ITEM 27b FORM 5500 - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
-----------------------------------------------------------------------------
                          YEAR ENDED DECEMBER 31, 1997
                          ----------------------------

                                                             Amount Received
                                           Original       During Reporting Year       Unpaid
 Party in   Identity and Address            Amount       ----------------------     Balance at
 Interest       of Obligor                 of Loan       Principal    Interest     End of Year
----------------------------------------------------------------------------------------------
    No    Robert A. Taylor                $18,101.12     $3,454.98   $1,280.92      $10,875.49
          1311 Denise
          Planfield, IL 60544

    No    Allen F. Zweig                    3,052.12        762.29      108.67        1,344.50
          25039-101st St.
          Zimmerman, MN 55398


                                             Detailed Description of Loan (1)
                                        -------------------------------------------             Amount Overdue
            Identity and Address          Origination      Interest        Maturity         ----------------------
                of 0bligor                    Date           Rate            Date           Principal     Interest
------------------------------------------------------------------------------------------------------------------
          Robert A. Taylor               September 1995       9.00%       June 2000           $546.54           --

          Alan F. Zweig                  September 1995       6.75%        May 1999             72.58           --

---------------------
(1) Loans consist of Promissory Notes with Plan participants using their vested account balances under the Plan as collateral. Loan defaults result primarily from employees terminated or placed on non-active status during 1997 and 1996. A termination distribution is expected to be made in 1998 to repay outstanding loan balances in default at December 31, 1997, prior to the transfer of assets and termination of the Plan in 1998.

                                                                    SCHEDULE III
                                                                     Page 1 of 2
                          NETWORK SYSTEMS CORPORATION
                          ---------------------------
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
           ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
           ---------------------------------------------------------
                          YEAR ENDED DECEMBER 31, 1997
                          ----------------------------

     Identity of                                                                     Purchase           Selling         Cost of
   Party Involved                        Description of Assets                        Price              Price           Asset
--------------------          -------------------------------------------         --------------       ---------        --------
SECURITIES PURCHASED AND SOLD IN EXCESS OF 5% OF PRIOR PERIOD'S ENDING ASSET MARKET VALUE
First Trust National      First American Prime Obligations Fund **;
  Association                Purchased 10,693,005 units in 282 transactions          $10,693,005
                             Sold 11,613,502 units in 107 transactions                                  $11,613,502     $11,613,502

First Trust National      Metropolitan Life Insurance Co., GIC 1992;
  Association                Purchased 81,146 shares in 11 transactions                   81,147
                             Sold 1,503,502 shares in 4 transactions                                      1,503,502       1,503,502

First Trust National      First Stable Value Fund **;
  Association                Purchased 101,524 shares in 9 transactions                1,919,351
                             Sold 112,058 shares in 5 transactions                                        2,118,215       1,860,917

First Trust National      Fidelity Fund Inc. Com.;
  Association                Purchased 158,893 shares in 21 transactions               4,428,392
                             Sold 69,948 shares in 12 transactions                                        2,041,151       1,504,652

First Trust National      IAI Regional Fund Inc. Com.;
  Association                Purchased 50,036 shares in 18 transactions                1,228,878
                             Sold 45,352 shares in 11 transactions                                        1,114,262       1,016,855

                                                                                   Current Value               Net
     Identity of                                                                    of Asset on                Gain
   Party Involved                        Description of Assets                     Transaction Date           (Loss)
--------------------          -------------------------------------------         ------------------         --------
SECURITIES PURCHASED AND SOLD IN EXCESS OF 5% OF PRIOR PERIOD'S ENDING ASSET MARKET VALUE
First Trust National      First American Prime Obligations Fund **;
  Association                Purchased 10,693,005 units in 282 transactions          $10,693,005
                             Sold 11,613,502 units in 107 transactions                11,613,502                  --

First Trust National      Metropolitan Life Insurance Co., GIC 1992;
  Association                Purchased 81,146 shares in 11 transactions                   81,147
                             Sold 1,503,502 shares in 4 transactions                   1,503,502                 --

First Trust National      First Stable Value Fund **;
  Association                Purchased 101,524 shares in 9 transactions                1,919,351
                             Sold 112,058 shares in 5 transactions                     2,118,215            $257,298

First Trust National      Fidelity Fund Inc. Com.;
  Association                Purchased 158,893 shares in 21 transactions               4,428,392
                             Sold 69,948 shares in 12 transactions                     2,041,151             536,499

First Trust National      IAI Regional Fund Inc. Com.;
  Association                Purchased 50,036 shares in 18 transactions                1,228,878
                             Sold 45,352 shares in 11 transactions                     1,114,262              97,407

-------------------------------------
* Transactions or series of transactions in excess of 5 percent of the current market value of the Plan's assets as of December 31, 1996 as defined in
   Section 2520-103.6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
** Party-in-interest, because an affiliate is trustee of the Plan.

                                                                    SCHEDULE III
                                                                     -----------
                                                                     Page 2 of 2

                          NETWORK SYSTEMS CORPORATION
                          ---------------------------
                        SAVINGS AND STOCK OWNERSHIP PLAN
                        --------------------------------
           ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
           ---------------------------------------------------------
                          YEAR ENDED DECEMBER 31, 1997
                          ----------------------------


     Identity of                                                                  Purchase Price        Selling             Cost of
   Party Involved                        Description of Assets                                           Price               Asset
----------------------      -----------------------------------------             --------------        ---------           -------
SINGLE SECURITY TRANSACTIONS IN EXCESS OF 5% OF PRIOR PERIOD'S ENDING ASSET MARKET VALUE

First Trust National      First American Prime Obligations Fund **;
  Association                Sold 1,726,508 units in 1 transaction                                     $1,726,508        $1,726,508

First Trust National      First Stable Value Fund **;
  Association                Purchased 91,281 shares in 1 transaction                 $1,726,508

                                                                                   Current Value
     Identity of                                                                    of Asset on          Net Gain
   Party Involved                        Description of Assets                   Transaction Date         (Loss)
----------------------      -----------------------------------------             --------------        ---------
SINGLE SECURITY TRANSACTIONS IN EXCESS OF 5% OF PRIOR PERIOD'S ENDING ASSET MARKET VALUE

First Trust National      First American Prime Obligations Fund **;
  Association                Sold 1,726,508 units in 1 transaction                    $1,726,508             --

First Trust National      First Stable Value Fund **;
  Association                Purchased 91,281 shares in 1 transaction                  1,726,508



-------------------------------------
* Transactions or series of transactions in excess of 5 percent of the current market value of the Plan's assets as of December 31, 1996 as defined in
   Section 2520-103.6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
** Party-in-interest, because an affiliate is trustee of the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                             NETWORK SYSTEMS CORPORATION
                          SAVINGS AND STOCK OWNERSHIP PLAN

                         BY: STORAGE TECHNOLOGY CORPORATION
                             (Administrator of the Plan)


    06/26/98                     /s/ DAVID E. LACEY
   ----------               -------------------------------
     (Date)                           David E. Lacey
                                 Executive Vice President
                               and Chief Financial Officer
                              (Principal Financial Officer)